Exhibit (a)(1)(I)
Slide 1
Today we are very excited to be able to cover the stock option repricing program that Francis had mentioned via email as well as something we talked about in one of the more recent all hands calls.
Slide 2
First of all, want to go ahead and jump in. Stock options are very important. They are a key component of our incentive and our retention program. We do offer them broadly to all levels of employees. So, everybody is eligible.
We do believe that stock options encourage employees to act like owners of the business by (1) Motivating us to work toward our collective success and (2) Rewarding employees’ contributions by allowing them to benefit in the growth of Sonder. So as Sonder grows in value, it grows your portfolio as well.
Unfortunately, a vast majority of employee stock options are underwater. What that means is that the exercise price, also known as the strike price or option cost, is greater than Sonder’s current stock market price. So, what we're doing is, Sonder is offering a one-time voluntary opportunity to elect to adjust certain eligible underwater stock options to have a lower exercise price that does come with a modified vesting schedule that we'll talk about in a few minutes.
If you elect to participate in the Offer, the Offer does not apply to restricted stock units or RSUs.
Slide 3
The program details.
Let's just see what that is, and what's impacted.
Slide 4
The Offering period is going to be open from October 18th, and is set to expire currently on November 15th, 2022, at 9:00 pm PST, and eligible stock options that have been opted in as of that date by the employee, are scheduled to be repriced to the closing price of Sonder shares on that same day, November 15th.
You would be notified if that date is extended, but basically the price on that last day of the Offering period will become the new exercise price or strike price of your award.
So what makes an eligible option holder? You are eligible to participate if you are an active employee of Sonder, who holds eligible stock options as of the date of the Offer commencement, so October 18th, and remain an employee of Sonder through the repricing date on November 15th. You have to be an employee during the Offering period, so former employees, consultants and non-employee members of Sonder’s Board of Directors are not eligible to participate.
So what makes the option an eligible stock option? An eligible option in the Offer will include only those options that, one, have a per share exercise price that is greater than the closing price of Sonder’s common stock on the expiration date.

Another one is, if they were granted in December 2019 and later,
Then finally, if they are outstanding at the start of the Offering and remain outstanding, and unexercised, as of the expiration date, which again is expected to be November 15th.
As a reminder, options that are granted prior to December 2019 are NOT eligible for the Offering.
Slide 7
So, what does it look like when we talk about the repriced stock options. We're going to talk about what the effects are and the impact on your grant. First, the number of stock options, remain the same. So, the original number that was granted remains the same. If you had a grant for 2,000 options, then you'll still have 2,000 options.
After the repricing the exercise price per share, if participation is elected, becomes Sonder’s closing stock price at the expiration date of the Offer which is expected to be November 15th, unless that is extended. So we're going to use an example of $1.85 in our examples. Let's just say that the stock price of Sonder closes at $1.85 on November 15th. That would be your new grant price.
The vesting is where some things change. Your original vesting schedule is going to be modified to make the repriced options, just the ones that you've elected to have participate, become unvested as of the repricing date on November 15th, and the new six-month cliff will be added to that from the end of that offering period.
Stock options that would have otherwise vested during that six month period will not be exercisable until the end of the new cliff and have a chance of being forfeited if your service terminates sooner.
So, what are those dates? For everybody, except for the members of our senior leadership team, it's a six-month cliff, so May 15, 2023 will be the new vest date for all of the options that had previously vested, and that will vest over that six months will then be exercisable on May 15th.
If you are a member of our senior leadership team and are participating, it's a twelve-month cliff date. All that had vested through November 15th, and over the twelve months leading up November 15, 2023, will all vest on that date on November 15th of next year.
One thing to note for new hire stock options: If you have a grant where none of the stock options had vested prior to the May 15th date, then a new later cliff date would be assigned because of the vesting give-back, everybody else participating has to wait a certain amount of time. So, there would be an additional cliff date added to ensure equality in equity access.
If you think that you fall into that category, you can review the full offer document that's available as well as email the Equity Team if you have any questions.
Slide 8

The Offer does apply to all stock options that have not been exercised. So, all vested and unvested, but unexercised eligible options will have the adjustment made to the vest schedule that have been elected to participate. So, if you've already exercised some of your shares, then those ones are not being repriced, and they don't become exercisable again, because you've already exercised them.
Other terms that will not change –
Any of your repriced option grants will maintain their original expiration date. Options are generally good up to ten years after the grant date, and if you decide to participate with that one option, it'll keep that original expiration date.
While the vest schedule is being updated with the new cliff, and the new price being reduced, all other original terms of that repriced option remain the same.
Slide 9
So, let's go through a couple of examples here. Let's say that you received an option grant. On June 18, 2020, you received 3,00 options, and this is your new hire grant, where $3.00 per share is the exercise price of that grant.
The vest schedule for all new hire options, there's a 25% cliff, and they all have a four-year vesting period, but 25% becomes vested and exercisable after one year, and then the outstanding options vest monthly thereafter. So in our example, we're going to say that you have 1,875 that had already vested, and you haven't exercised any.
1,875 are exercisable, and then as of May 15th, you will have 2,250 exercisable. If you decide to accept this option, and elect to participate in the Offer, your new option price is going to be $1.85, or whatever the closing price is as of November 15, 2022. But we're going to say $1.85 in our example. You still have 3,000 shares, as I mentioned, the share amount does not change.
What does change? Is that the 1,875 options that were vested and exercisable, now become unvested for the next six months following November 15, 2022. So then on May 15, 2023, you have the 1,875 that had vested previously, and the 375 that vested during that six months will now all be exercisable as of the 15th of May. So again, the only thing that changes is the fact that you've got a longer time period to wait before you can vest in and exercise them.
If you decide to not participate with that option in the Offer, nothing changes with your grant, so you still have the same amount of exercisable options, and you keep the same $3.00 option price. Nothing changes, and there's then there's no impact to that option grant whatsoever.
Slide 10
Let's look at another option grant example, though. Let's just say that you had exercised some options. Let's say you had gotten a promotion around November of 2021, and you received an option grant for 4,800 shares at the time. The exercise price was $8.23 on the stock options at that point now. With any of your promotion or refresh/merit grants, they don't have that same 25% cliff vesting. This one's just a four-year vest with monthly vesting right from the beginning.

So, we're going to say that you have 1,200 options that had already vested; of those 1,200, you already exercised 500 of them, shortly after de-SPAC closing in January of 2022.
So then, you still have 700 options that are still outstanding and are available to exercise. So, if you choose to have this option grant participate in the Offering, we'll stick with the $1.85 example, and, like I said, you're already vested and have already exercised 500. So those 500 are not exercisable any longer because you already exercised them. You'll have 0 exercisable until the end of the six months, and then you'll have 1,300. This is the 700 left over that were vested on November 15th, plus the 600 that vested during that six-month period. You will then have 1,300 exercisable at the end of the Offering.
And again, if you choose not to participate, nothing changes, you keep that $8.23 option price as reminder. I consider options like a coupon, and you’re able to buy something at a specified price, but the $8.23 is well above the where Sonder’s price is at now.
Slide 11
Last example, we want to look at is a new hire grant. Let's just say that you were hired on March 7, 2022, and at the time you received the option grant of 850 shares, and the stock price was at $2.11 per share when you received that award.
Now, with the new hire award again. There's the 25% cliff, so at that point when the repricing program you didn't have anything vested. Your first vest date would have been on March 7, 2023. If you choose to elect to participate, then your new vest date will be May 15, 2023. That will be the 25% cliff, plus the additional two months of April and May that will all vest on the same day. So basically, fourteen months, instead of just twelve.
If you decide not to participate with this option grant, then of course, your vest date will stay March 7, 2023 or if the price is higher on November 15th than your $2.11. So this is assuming that the price is lower.
Slide 12
I know that a lot of people have questions like, what are the tax implications for me? All employees in this particular case are advised to consult their personal tax advisor as to the context, or consequences of choosing to participate or not in the repricing, because tax consequences vary so much by location, and may not be the same across all geographies. It would be helpful to have you consult with somebody that knows the taxation in your area before choosing to participate.
A couple of notes for U.S. tax residents. We wanted to call out because we do offer a tax-qualified option in the U.S., called an ISO or incentive stock option.
Choosing to participate in the repricing will not give rise to a taxable event for U.S. Federal income taxes just by participating, and the options do maintain their current status; however, with incentive stock options, the qualified status does reset to the repricing date. If you choose to reprice an ISO, which means that you'll have to hold the shares two years from the repricing date, and one year from exercise in order to receive that preferential tax treatment.

An ISO may be re-tested for the $100K annual limit that is for the qualified tax treatment imposed by the IRS.
Slide 14
So how do I make my elections? We have enlisted the help of a third party provider, called Infinite Equity to facilitate this exchange program. Your elections will be made through the stock option repricing program website, which is https://myoptionexchange.com/
On that site, you'll be able to do the following: You'll be able to view all of the Offering documents, including the questions and answers that are common with this type of program.
You'll be able to elect to reprice options on a grant by grant basis; you must reprice the entire grant. So, for example, you might have five grants that are eligible to participate in this Offer. One grant has 2,000 shares or 2,000 options. You can't just say “Oh, I only want to choose 1,000 of those options,” but you must choose the full 2,000 for that grant.
You don't have to choose all grants, but the whole grant does need to be repriced.
There also is a nice calculator that you can use to view what the value of your stock options are in the same future stock price. Again, they have a nice calculator for you to use to see what the benefit would look like.
Once you've made your elections, you'll receive a confirmation of your elections upon completion,
You can change your election at any time during the Offering period. You could change it a hundred times, if you want, but it'll be whatever is done as of November 15th, at 9:00 pm PST (unless the Offer is extended) - - that will be the only election that we considered.
You can go in even on November 15th (or later date if the Offer is extended) and make changes as long as it's before 9:00 pm PST on that day.
Slide 15
So, when you receive the information for this option exchange program, you should have received an email from Sonder detailing out and the link to the website is on there. It's https://myoptionexchange.com/
Once you've got that, click on the link. You'll be prompted to create a new account and register.
You'll put it in your Sonder email address and create a password.
Once you've done that, you'll receive another email from Infinite Equity that will give you a verification code.
You'll put that in and submit, and you'll be able to then log in.
As a reminder, this is through Infinite Equity’s site, and not through E*TRADE. So you won't be able to make this election through your E*TRADE account.

Slide 16
Once you do get in there, you'll see this welcome screen. This landing page is great because it has all the resources that you would be able to pull up, and the links to see anything that we filed with the SEC. Including this employee presentation will be on that site.
Then, when you're ready, you click on that blue button to proceed to the election form.
One thing to note is that this site is also available for at least the landing page to be viewable in French. If you look at the top right corner, there is a link for French. That will change the landing page and have it listed in French
Slide 17
Once you're in there, this is what you will see. You'll see all the eligible options that are available for the repricing. You'll be able to choose the dropdown for which ones you want to make an election for. You can choose to reprice or do not reprice.
You'll be able to choose it on a grant-by-grant basis. There is that blue button here at the top. This is for the value calculator where you can go and do those hypothetical scenarios to see what that future value would look like.
Slide 18
Once you've made the elections on which ones you want, you'll go to another, a page that will give you another review of everything that you've done, and you do have to acknowledge by checking the boxes and type your name as an electronic signature, stating that this is what I want to reprice.
Slide 19
Once you've elected to reprice them, you will get a page that will show your elections are complete. We'll give you a breakdown of what's repriced, what's not repriced, and you want to make sure that you get this screen. If you don't get the screen, then you haven't done it, but also to make sure that you have everything that you need.
Slide 20
You'll also receive an email from Infinite Equity that will give you the same breakdown every time you make a change to your election. If you change it. You would also get another email showing the table of the elections that you've made
Slide 21
One of the key considerations around making your election. So, even if you elect for all eligible options to be repriced, only those with a price that's higher than the closing price on November 15th will actually be adjusted.
For example, let's just say, during the election period you elect to reprice your option grant that was awarded on February 7, 2020, that had an exercise price of $2.85.

Let's just say that stock price goes to $3.12, as of November 15th, that particular option grant would not be repriced because the exercise price is lower than the closing price of that day. Like I said before, we are not going to change the exercise price higher, and it will only go lower, depending on what the stock price is on the close.
Slide 23
Some of the key dates and next steps to remember are:
So, the election period again is open from October 18th through November 15th. That is the last day to make the elections, and that's when it closes at 9:00 pm PST.
It is going to take us some time to get to all the information transitioned over into E*TRADE. I'm assuming approximately around December 15th is when you'll see the revised options visible in your E*TRADE account.
You won't be able to take any action on those options during that time, but they may not show as adjusted in your account, but we will have everything in there around December 20th.
Then again, May 15, 2023, is when the original vested options that were repriced, re-vest and become exercisable.
For members of our senior leadership team, November 15, 2023, is when the original vested options that are repriced, re-vest and become exercisable.
So, even though the options have vested on May 15, 2023, exercising your options is still subject to the current open and closed trading windows for the repriced stock options. So, for example, on May 15, 2023, when the six months is up, the trading window may possibly be closed when the shares vest.
You won't be able to go in and sell any of the stock options to do an exercise and sell. But you could still do an exercise and hold because any of your repriced options with the lower exercise price, you can go in and still buy the shares and hold them during the closed trading window at any time.
Slide 24
Some of the important considerations that we wanted to make sure to include are in the full offering document and has all the risk factors of participating in that document.
But some of the highlighted ones are the vesting: options that are repriced that you elect will become unvested options, so the increased vesting period may result in an increased risk of forfeiture. For example, if your service with Sonder terminates before the repriced options vest. Or in other words, if your service with us is terminated before that six months you will forfeit your stock options and receive no value from the unvested portion of the repriced options. Considering it all became unvested for the options that were previously vested and exercisable, and you would lose everything. This would be the result of the repriced options if you leave before the six-month cliff.

Participation in the Offer does not guarantee you future employment. Separation from Sonder will result in those unvested options being cancelled.
Any particular benefit or return is not guaranteed as we cannot predict exactly what the stock price will do in the future. Sonder is trying to make it easier by giving you a lower exercise price for certain options that are currently underwater.
Definitely again, we would recommend consulting with your financial, legal, and/or tax advisor to fully assess the benefits and risks involved with participating in the stock option repricing program.
Slide 25
The other thing you want to make sure of: Sonder has not authorized anybody to make a recommendation on whether or not to participate in the repricing program.
If you do, if you were to receive a recommendation from an outside source, it should not be relied upon as having been authorized by Sonder.
Slide 26
If you have any questions, don't hesitate to reach out to the equity team, so myself and Danish Haider. You can email us at stockadmin@sonder.com. We'll answer as many questions as we can possibly that way.
And we are also going to be posting all of the information that's possible on to our Global Equity - OneSonder page under the Option Repricing Page.
When you get this, you can look at the presentation, and you can click on the link to our OneSonder page that's highlighted in there.
If you have any questions or issues with the election site: You want to email the above email, and we will work with Infinite Equity to ensure that you are able to access the site to make your election. They don't have a direct contact, so you'll want to email us to facilitate that election.
At this point we're going to go ahead and move over to the live portion of the presentation and answer all the questions that have come in, and any other that you might have during this time. Thanks again, and we'll move it over to the live session.